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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549



                        SCHEDULE 13G


          UNDER THE SECURITIES EXCHANGE ACT OF 1934

                  (AMENDMENT NO.         )*
                                  -------

                   MTS Systems Corporation
- -------------------------------------------------------------------------------
                      (Name of Issuer)

                           Common
- -------------------------------------------------------------------------------
               (Title of Class of Securities)

                         553777-10-3
              ----------------------------------
                       (CUSIP Number)


Check the following box if a fee is being paid with this statement /X/. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 6 pages

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CUSIP No.   55377-10-3           13G                          Page 2 of 6 pages

- -------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON S.S. OR I.R.S.
     IDENTIFICATION NO. OF ABOVE PERSON
     First Bank System Inc.
     601 2nd Ave. South
     Minneapolis, MN  55402-4302
     Tax I.D. No.:  41-0255900
- -------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                (a) / /
                                                (b) / /

- -------------------------------------------------------------------------------
 3   SEC Use Only


- -------------------------------------------------------------------------------
 4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, U.S.A.

- -------------------------------------------------------------------------------
                    5  SOLE VOTING POWER
 NUMBER OF                                      335,722
  SHARES            -----------------------------------------------------------
BENEFICIALLY        6  SHARED VOTING POWER
 OWNED BY                                       28,047
   EACH
 REPORTING          -----------------------------------------------------------
  PERSON            7  SOLE DISPOSITIVE POWER
   WITH                                         302,387
                    -----------------------------------------------------------
                    8  SHARED DISPOSITIVE POWER
                                                34,299
- -------------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                367,541
- -------------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


- -------------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                                 8.21%
- -------------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*

    H.C.
- -------------------------------------------------------------------------------
                    SEE INSTRUCTION BEFORE FILLING OUT!

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                                                              Page 3 of 6 pages

ITEM 1

    a.  NAME OF ISSUER:

        MTS Systems Corporation

    b.  ADDRESS OF ISSUER'S PRINCIPLE EXECUTIVE OFFICES:

        MTS Systems Corporation
        14000 Technology Drive
        Eden Prarie, MN  55344

ITEM 2

    a.  NAME OF PERSON FILING:

        First Bank System, Inc.

    b.  ADDRESS OF PERSON'S FILING PRINCIPAL EXECUTIVE OFFICES:

        601 2nd Ave South
        Minneapolis, MN  55402-4302
        United States

    C.  TITLE OF CLASS OF SECURITIES:

        COMMON

    D.  CUSIP NUMBER:

        553777-10-3

ITEM 3

    The person filing this statement is a:
    (g) [X] Parent Holding Company

ITEM 4

    OWNERSHIP:

    a.  Amount beneficially owned:                                      367,541
    b.  Percentage of Class:                                              8.21%
    c.  Number of shares as to which such person has:

        1. Sole power to vote or direct the vote:                       335,722
        2. Shared power to vote or direct vote                           28,047
        3. Sole power to dispose or direct the disposition              302,387
        4. Shared power to dispose or direct the disposition             34,299

ITEM 5

   OWNERSHIP OF FIVE PERCENT OR LESS OF CLASS: (     )

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                                                              Page 4 of 6 Pages

ITEM 6

    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

    Other persons have the right to receive or the power to direct the receipt of, dividend from, or the proceeds from the sale of, such securities. To our knowledge no interest of any such person relates to more than 5% of the class.

ITEM 7

    IDENTIFICATION AND CLASSIFIFCATION OF MEMBERS OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY PARENT HOLDING COMPANY

    See Exhibit A

ITEM 8

    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

    Not Applicable

ITEM 9

    NOTICE OF DISSOLUTION OF GROUP:

    Not Applicable

ITEM 10

    CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  February 10, 1994

/s/  Bruce L. Wilson

- ---------------------------------------
Bruce L. Wilson
Vice President

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                                                              Page 5 of 6 Pages

                   SECURITIES AND EXCHANGE COMMISSION
                        Washington D. C. 20549

                             SCHEDULE 13G
                Under the Securities Exchange Act of 1934

                               EXHIBIT A

The Schedule to which this attachment is appended is filed on behalf of the following subsidiary or subsidiaries listed below, which are classified as banks for the purposes of 17 CFR 140.13d-1 (b) (ii) (B).

First Bank National Association         First Trust National Association
601 2nd Ave South                       180 East Fifth Street, Suite 200
Minneapolis, Minnesota 55402-4302       St. Paul, Minnesota 55101

Colorado National Bank                  First Bank South Dakota
P. O. Box 5548                          (National Association)
Denver, Colorado 80217                  141 North Main Avenue
                                        Souix Falls, South Dakota 57117

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                                                              Page 6 of 6 Pages

                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13G

                    EXHIBIT B - DISCLAIMER

Information on the attached Schedule 13G is provided solely for the purpose of complying with Section 13(d) and 13(g) of the Securities Exchange Act of 1934 and Regulations promulgated under authority thereof and is not intended as an admission that First Bank System, Inc. or any of its subsidiaries, is a beneficial owner of the securities described herein for any other purpose (including without limitation for purposes of the Minnesota Control Share Acquisition Act).